Exhibit 99.1

Brazil Potash Announces Organizational Change at Potássio do Brasil

MANAUS, BRAZIL, June 5, 2025 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE-American: GRO), a mineral exploration and development company with a critical mineral potash mining project, the Autazes Project (the “Project”), today announced that Adriano Espeschit has resigned from his position as President of Potássio do Brasil Ltda., the Company’s wholly-owned Brazilian subsidiary, effective in 30 days as per his Agreement, to pursue other opportunities.

The Company thanks Mr. Espeschit for his contributions to advance the Autazes Potash Project including most notably obtaining key licenses for Project construction in addition to achieving over 90% of the Mura indigenous vote in support of Project construction and wishes him well in his future endeavors. A successor will be appointed in due course. The Company’s operations are anticipated to continue without interruption as it advances the Project.

About Brazil Potash

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing the Autazes Project to supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth, but it is vulnerable as it imported over 95% of its potash fertilizer in 2021, despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of Brazil’s largest farmers and logistical operators of agricultural products. With an initial planned annual potash production of up to 2.4 million tons per year, Brazil Potash’s management believes it could potentially supply approximately 20% of the current potash demand in Brazil. Management anticipates 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Forward-Looking Statements Disclaimer

All statements, other than statements of historical fact, contained in this press release constitute “forward-looking statements” and are based on the reasonable expectations, estimates and projections of the Company as of the date of this press release. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding the resignation of the President of Potassio do Brasil; advancement of the Autazes Project; the impact of various accomplishments and contracts; and the status of the Company’s project. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company disclaims any intention or obligation to update or revise any forward-looking statements, except to the extent required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com